Filed by Graphic Packaging International Corporation
              pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934
              Subject Company:  Graphic Packaging International
                                Corporation
              Commission File No. 333-104928





(GPC Logo)





Memorandum


To:       Graphic Packaging Employees
From:     Jeff Coors
Date:     May 6, 2003
Subject:  First Quarter Results

The first few months of this year have been very active.
Although our first quarter financial results, announced April 29, 2003, reflect the weakness in the economy and our industry, we accomplished much to build our business.

Of particular significance is our progress in Six Sigma.
Overall, project cycle times for Black Belts is at 90 days with 6 replications completed at an average cycle time of 53 days. We also trained over 100 Yellow Belts during the quarter and finished training 14 Green Belt candidates. In addition, I am also very pleased with the progress on accounts receivable. We ended the quarter at a record 89.3% current. This is just shy of our 90% goal, and it is a significant accomplishment.

With the signing of a new four-year agreement with Coors Brewing, we have no major long-term customer contracts due for re-
negotiation until 2004.    This reinforces the stability of our
customer base for the near term. Unfortunately, our food, beverage and tobacco customers are experiencing soft demand for their products, which accounts for the reduction in sales compared to prior quarters. I am encouraged that our net new business (new business gained less business lost) was positive for the quarter. So as the economy rebounds, so should our sales.

Another positive development was the acquisition in March of J.D.
Cahill Co., Inc.   This adds two excellent laminating and coating
facilities to our operations and will greatly enhance our value-added lamination business and strengthen our leadership in barrier and strength packaging.

We also can be very proud that the Company has received significant recognition by several major customers. This quarter we received the "Spirit of Excellence" award from Hormel Foods. For the first time in history a paperboard packaging company received the gold level "Crown of Excellence" award from Philip Morris. And we also received the "Outstanding Supplier of the Year" award from Lorillard. Congratulations to all of you who made these awards possible.

I am pleased that the labor dispute has settled in Kalamazoo, with a large majority of the represented employees ratifying a new 5-year contract on January 26. The mill and carton plant are running well and we produced and sold considerably more Pacesetter board in the first quarter this year than we did last year. While PACE International continues to boycott our products and those of our customers and thereby threaten your jobs, we have seen no measurable market impact from their efforts.

Of course, the biggest news of the quarter was the announcement of our intent to merge with Riverwood to form a premier global paperboard packaging company. This new company will more than double GPC's current size with leadership positions in beverage and consumer product paperboard packaging. Opportunities to offer our customers a broader range of products and capabilities will help us serve them better going forward. We also believe there are significant synergies in combining the two companies.

I would encourage anyone who would like to know more about the details of the merger to read the merger agreement and the registration statement that were filed with the Securities and Exchange Commission. The documents are available on our website in the investor relations section.

Graphic Packaging has been through major changes as we've grown to be the largest and most successful folding carton producer. Now comes more change, which is very exciting, yet can bring stress and uncertainty. We must change to survive in the competitive marketplace in which we do business. And, I believe we will be much stronger for having gone through it. I appreciate your continued efforts toward building an even stronger company.

We are required to provide you the following information.

Additional Information

In connection with the proposed transaction, Riverwood filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus of Graphic Packaging and Riverwood and other relevant documents. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the preliminary proxy statement/prospectus and other relevant documents filed with the SEC free of charge at the SEC's website at www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone:
1-877-608-2635, fax: 1-303-273-1571; or Riverwood International
Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax:
1-770-644-2935.

Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging's shareholders in connection with the proposed transaction. Information concerning Graphic Packaging's directors and executive officers is set forth in Graphic Packaging's proxy statement dated March 31, 2003, for the 2003 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood's directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2002 filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging's stockholders in connection with the proposed transaction by reading the proxy statement/prospectus. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.